UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

Unaudited Business and Financial Highlights for the Quarter ended December 31, 2024

On January 23, 2025, MakeMyTrip Limited (“MakeMyTrip”) issued a press release announcing its unaudited business and financial highlights for the third quarter of fiscal 2025 (i.e. quarter ended December 31, 2024). A copy of the press release dated January 23, 2025 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press release by MakeMyTrip Limited dated January 23, 2025.

EXHIBIT INDEX

99.1	Press release by MakeMyTrip Limited dated January 23, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2025

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer